Exhibit 10(h)
EXECUTIVE EMPLOYMENT AGREEMENT
THIS AGREEMENT dated as of July 15, 2004 is made between STRATOS GLOBAL CORPORATION, a company incorporated under the laws of Canada and having its head office at Harvey Road, St. John’s, Newfound and (the “Company”) and JOHN PRENTICE of 407 Longhorn Crescent, Rockville, Maryland.
RECITALS
(a)	Since on or about July 15, 2002, the Executive has been providing services to the Company on secondment from his employer, Aliant Inc.

(b)	On or about May 15, 2004, the Executive accepted the position of Senior Vice-President Corporate Services effective July 15, 2004 on terms set out in a term sheet of that date.

(c)	It was agreed between the Executive and the Company that they would enter into an employment agreement to incorporate the terms set out in the term sheet and address other issues customarily found in Executive Employment Agreements.
          NOW THEREFORE for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:
ARTICLE 1: TERM
1.1 Employment
          The Company shall employ the Executive and the Executive shall perform services on behalf of the Company as it employee as provided herein (during the Period of Active Employment.

1.2 Period of Active Employment
          In this Employment Agreement, “Period of Active Employment” shall mean the period beginning on July 15, 2004 and terminating on the date on which is the first of the following occurs:
(i)	the four year term of the Executive’s employment ends on July 14, 2008;

(ii)	the termination of the Executive’s employment by the Company for just cause as provided in Article 4.1 hereof;

(iii)	the termination of the Executive’s employment by his resignation pursuant to Article 4.2 hereof;

(iv)	the termination of the Executive’s employment without cause pursuant to Article 4.3 or Article 5.2 hereof;

(v)	the termination of the Executive’s employment by reason of a disability of the Executive pursuant to Article 4.4 hereof; or

(vi)	the death of the Executive (see Article 4.5).
1.3 Provision of Consulting Services Beyond the Period of Active Employment
          If the Executive’s Period of Active Employment ends at the end of the four year term of the Executive’s employment on July 14, 2008, or if the Executive’s employment is terminated without cause pursuant to Article 4.3 or Article 5.2 of this Agreement, the Company agrees that it will either: (i) enter into a consulting agreement with the Executive for a period of five years on terms substantially similar to those contained in the draft Consulting agreement attached hereto as Schedule “C”; or (ii) will make the following payments to the Executive:
(a)	payment of an amount equal to the present value of the consulting fees the Executive would have received under the terms of the consulting agreement, had it continued to the end of its term; and

(b)	payment of an amount equal to the value of any Stratos options the Executive would have been entitled to exercise during the term of the consulting agreement, had he been engaged as a consultant for the full five year term of the consulting agreement. The Executive and the Company agree that the value of any such options will be calculated using the Black-Scholes valuation model.
ARTICLE 2: POSITION
2.1 Capacity and Services
          The Company shall employ the Executive as its Senior Vice-President Corporate Services. As such, the Executive shall perform duties customarily performed by a Senior Vice-President Corporate Services of a corporation engaged in a business similar to that of the Company. The Executive shall perform these duties in accordance with the by-laws of the Company, the instructions of the President and CEO and Company Policy.
2.2 Full time and Attention
          The Executive shall devote substantially all of his working time, attention and energies to the business and affairs of the Company. The Executive agrees not to be employed or engaged in any capacity in promoting, or undertaking or carrying on any other business without the prior written consent of the Board of Directors of the Company (“the Board”), provided that the Executive may, and upon such conditions as may be imposed by the Board sit on the Board of Directors of unrelated companies, as long as such positions do not place the Executive in a conflict of interest with the business and affairs of the Company or interfere with the carrying out of his duties and responsibilities for the Company. Nothing herein limits the Executive from engaging in civic, political, or charitable activities, so long as such activities do not unreasonably interfere with his services for the Company.
ARTICLE 3: COMPENSATION AND BENEFITS
3.1 Compensation

          The Executive shall receive the remuneration and benefits set out in Schedule “A” attached hereto, which schedule forms part of this Employment Agreement. The Executive will not be entitled to any additional remuneration for being a director of the Company or any of its subsidiaries.
3.2 Changes to Compensation
          The Company will review the Executive’s remuneration and benefits annually in light of the Executive’s performance and market conditions.
ARTICLE 4: TERMINATION
4.0 Restrictions on Exercise of Options after Termination
          For the purposes of this Employment Agreement, “the Restricted Period” is the period that commences at the end of the Period of Active Employment and ends after the Board has given notice to the Executive in writing that the Restricted Period has ended. Except as otherwise provided herein and in Schedule A, such notice will be given promptly after the Board has approved and released the Company’s audited financial statements for the fiscal year in which the Executive’s active employment terminates.
4.1 Termination by the Company for Just Cause
          The Company may terminate the Executive’s employment under this Employment Agreement for just cause by providing written notice to the Executive. If the Company terminates the Executive’s employment for just cause, the Company shall not be obligated to make any further payments under this Employment Agreement except for amounts due to the Executive at the time of termination. In this circumstance, all unvested options are automatically cancelled.
          For these purposes, “just cause” shall mean Executive’s (a) conviction of a felony or of a crime involving fraudulent conduct, (b) gross misconduct or gross insubordination, (c)

repeated and wilful refusal or failure to perform the duties of his position, or (d) wilful breach of any published policy of the Company or of this Employment Agreement; provided, however, that, with respect to subparagraphs (b), (c) and (d), the Company must first send to the Executive written notice of the specific conduct that the Company contends is the basis for a just cause termination and of the specific subparagraph on which it relies, and the Company must provide the Executive at least thirty (30) days in which to cure such alleged grounds, if it is curable.
          Any unexercised vested options cannot be exercised until the end of the Restricted Period, as defined herein, after which time the Executive will have 60 days to exercise these options. For the purposes of this Article 4.1, the Board shall give the Executive notice that the Restricted Period has ended, only after the Board has approved and released the Company’s audited financial statements for the fiscal year in which the Executive’s active employment terminates and the Board has determined that the audited financial statements do not reveal any material impropriety or financial wrongdoing by the Executive. However, the Board, in its sole discretion, may permit the Executive to exercise his options at any earlier time.
4.2 Termination by Executive
          The Executive may terminate his employment under this Employment Agreement at any time by providing sixty (60) days’ written notice of his intention to do so. On the giving of such notice, the Company shall have the right to elect, in its sole discretion, to terminate the Executive’s employment at any time during this sixty day period by providing the Executive with written notice to that effect. Upon such termination, the Company shall not be obligated to make any further payments under this Employment Agreement, except for amounts due to the Executive to the end of the sixty-day period.
          In this circumstance, all unvested options are automatically cancelled at the end of the sixty-day period and any unexercised vested options cannot be exercised until the end of the Restricted Period, after which time the Executive will have one full year to exercise these options. However, the Board, in its sole discretion, may permit the Executive to exercise his options at any earlier time.

4.3 Termination by the Company Without Cause
          The Company may terminate the Executive’s employment at any time without cause by providing the Executive with written notice specifying his last day of active employment (“the date of termination”). In lieu of additional actual notice, the Company will pay to the Executive his monthly gross base salary and 1/12 of his target STIP at the time of his termination each month for a period of up to 12 months (“the Notice Period”), subject to the Executive’s obligation to look for alternate employment and to advise the Company when alternate employment is commenced. In the event that the Executive does commence alternate employment prior to the end of the Notice Period, the Company will cease paying salary continuation, will calculate the amount of salary and target STIP that would have been paid during the balance of the Notice Period and will pay in lump sum 50% of that amount, subject to applicable deductions. Salary continuance payments will be subject to all applicable withholdings or deductions.
          The Company will also continue all group medical benefits and life insurance plans in which the Executive was actually enrolled immediately prior to the termination of his employment, with the exception of any benefits that cannot be continued beyond the last day of the Executive’s active employment with the Company under the terms of the applicable insuring agreement or plan, for the Notice Period or until the Executive obtains alternate employment, whichever is earliest.
          If the Company terminates the employment of the Executive under this Article 4.3, the Company shall not be obligated to make any further payments under this Agreement, except for amounts due and remaining unpaid at the time of such termination plus a pro-rated portion of STIP based on service to his last day of active employment, payment of the amounts set out in this Article 4.3, payment of the annual fees due to Aliant Inc. as required by an agreement between the Company and Aliant dated July 15, 2004 and any payments required by Article 1.3. Such payments will fully discharge the Company’s obligation to the Executive under applicable employment or labour statutes and laws.

          In this circumstance, the Executive will be entitled to immediate vesting of a pro-rata portion of any options that were scheduled to vest within one year of the date on which the Executive receives notice of termination under this Article 4.3, calculated by multiplying the number of options that were scheduled to vest during the Notice Period by the number of months from the last vesting date to the date of termination divided by twelve. All other unvested options will be cancelled. However, none of the Executive’s vested but unexercised options can be exercised until the end of the Restricted Period. These options will expire one year after the Board has given notice to the Executive that the Restricted Period has ended unless the exercise period is extended because the Company enters into the Consulting Agreement contemplated by Article 1.3 of this Agreement. However, the Board, in its sole discretion, may permit the Executive to exercise his options at any earlier time.
4.4 Disability
          If the Company determines that the Executive has suffered a Disability as defined herein, the Company may terminate the Executive’s employment on 90 days’ written notice given to the Executive. “Disability” as used in this Agreement shall mean a physical or mental incapacity that has prevented the Executive from performing the duties customarily assigned to him for a period of one hundred and eighty (180) days, whether or not (consecutive, out of any 12 consecutive months, and that in the opinion of the Board, acting on the basis of an independent medical opinion from a duly qualified medical practitioner, is likely to continue to affect the Executive to that degree. In lieu of providing the Executive with 90 days’ written notice, the Company may elect to provide the Executive with pay in lieu of such notice. In addition, the Company shall pay to the Executive any base salary and pro-rated target STIP through the termination date and will continue to pay the annual fees due to Aliant Inc. as required by an agreement between the Company and Aliant dated July 15, 2004.
          In this circumstance, all options which have not vested by the end of the 90-day notice period will be cancelled and all unexercised vested options must be exercised within one year of the end of the 90-day notice period.

4.5 Death
          In the event of death, the Executive’s employment shall terminate as if he had tendered his resignation on that day and the Company shall have no further obligations or responsibilities hereunder except to make payments earned but not yet paid to the Executive through the date of his death, plus any pro-rated target STIP through the date of termination.
          In this circumstance, all options that have not vested by the date of the Executive’s death will be cancelled, and any unexercised vested options must be exercised within one year of the Executive’s death.
ARTICLE 5: CHANGE OF CONTROL
5.1 Definition
          For the purposes of this Agreement, “Change of Control” shall mean (a) the acquisition of control in law (whether by sale, transfer, merger, consolidation, or otherwise) of Stratos Global Corporation by a third party (that is, the acquisition of Control over 50.1% of the issued and outstanding voting shares of the Corporation), or (b) the sale, transfer, or other disposition of all or substantially all of the assets of the Company to a third party.
5.2 Termination by the Company after a Change of Control
          If the Executive’s employment is terminated by the Company without cause in the three-year period after a Change of Control, the Executive will be entitled to receive, in lieu of the payment provided for in Article 4.3, a lump sum payment in lieu of notice equal to 1.5 times his gross base salary and target STIP at the time of such termination, in addition to base salary and pro-rated target STIP through the date of termination. In addition, the Company will maintain all group medical benefits and life insurance plans in which the Executive was actually enrolled immediately prior to the termination of his employment, with the exception of any benefits that cannot be continued beyond the last day of the Executive’s active employment with the Company under the terms of the applicable insuring agreement or plan, for a period of one and one-half years following such termination or until the Executive obtains alternate employment, whichever is earliest. In addition, the Company will continue to pay the annual fees due to Aliant Inc. as required by an agreement between the Company and Aliant dated July 15, 2004 and will honour the obligations contained in Article 1.3 of this Agreement.
          In this circumstance, there will be immediate vesting of all unvested options. However, all unexercised options cannot be exercised until the end of the Restricted Period. After the Executive receives notice from the Board that the Restricted Period has ended, the Executive will have one year in which to exercise the vested options unless the exercise period is extended because the Company enters into the Consulting Agreement contemplated by Article 1.3 of this Agreement. However, the Board, in its sole discretion, may permit the Executive to exercise his options at any earlier time.
ARTICLE 6: INTELLECTUAL PROPERTY, CONFIDENTIALY AND NON-COMPETITION
6.1 Schedule “B” Obligations
          The Executive agrees to execute and be bound by the Intellectual Property, Confidentiality, Non-Competition and Non-Solicitation Agreement attached as Schedule “B” to this Agreement.
6.2 Return of Documents
          The Executive agrees that all documents (including software and information in machine-readable form) of any nature pertaining to the activities of the Company and its affiliated related associated or subsidiary companies, including the information or materials referred to in Schedule “B” to this Agreement, in the Executive’s possession now or any time during the Period of Active Employment, are and shall be the property of the Company and that all such documents and all copies of them shall be surrendered to the Company whenever requested by the Company.
6.3 Non-disparagement

          The Company agrees to refrain from making any statements or comments of a defamatory or disparaging nature to third parties regarding the Executive or his performance and shall refrain from making any statements or comments publicly or to members of the investment community relating to the Executive without the prior written approval of the Executive, except as required by applicable laws and regulatory bodies.
ARTICLE 7: MISCELLANEOUS COVENANTS
7.1 Rights and Waivers
          All rights and remedies of the parties are separate and cumulative, and none of them, whether exercised or not, shall be deemed to be to the exclusion of any other rights or remedies or shall be deemed to limit or prejudice any other legal or equitable rights or remedies which either of the parties may have.
7.2 Waiver
          Any purported waiver of any default, breach or non-compliance under this Employment Agreement is not effective unless in writing and signed by the party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other patty. The waiver by a party of any default, breach or non-compliance under this Employment Agreement shall not operate as a waiver of that party’s rights under this Employment Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).
7.3 Severability
          Any provision of this Employment Agreement that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability and shall be severed from the balance of this Employment Agreement, all without affecting the remaining provisions of this Employment Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
7.4 Notices
     (1) Any notice, certificate, consent, determination or other .communication required or permitted to be given or made under:- this Employment Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent prepaid by fax or other similar means of electronic communication, in each case to the applicable address set out below:
(a)	if to the Company, to:
STRATOS GLOBAL CORPORATION
6901 Rockledge Drive
Suite 900
Bethesda, MD 20817
U.S.A.
Attention: President and CEO, with a copy to the Chairman of the Board
Fax: (301) 214-2234
(b)	if to the Executive, to:
John Prentice
6901 Rockledge Drive
Suite 900
Bethesda, MD 20817
Fax: (301) 214-2234
     (2) Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of faxing or sending by other means of recorded electronic communication, provided that the day in either event is a business day and the communication is so delivered, faxed or sent prior to 4:30 p.m. on that day. Otherwise, the communication shall be deemed to have been given and made and to have been received on the next following business day. Any such communication sent by mail shall be deemed to have been given any made and to have been received on the fifth business day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.
     (3) Any party may from time to time change its address under this Article 7.4 by notice to the other party given in the manner provided by this Article.
7.5 Successors and Assigns
          This Agreement shall enure to the benefit of, and be binding on, the parties and their respective heirs, administrators, executors, successors and permitted assigns. The Company shall have the right to assign this Employment Agreement to any successor (whether direct or indirect, by purchase, amalgamation, arrangement, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company provided only that the Company must first require the successor to expressly assume and agree to perform this Employment Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. The Executive by the, Executive’s signature hereto expressly consents to such assignment. The Executive shall not assign or transfer, whether absolutely, by way of security or otherwise, all or any part of the Executive’s rights or obligations under this Employment Agreement without the prior consent of the Company, which may be arbitrarily withheld.
7.6 Amendment
          No amendment of this Employment Agreement will be effective unless made in writing and signed by the parties.
7.7 Entire Agreement
          This Employment Agreement and its Schedules constitutes the entire agreement between the parties pertaining to the subject matter of this Employment Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, warranties, representations or other agreements between the parties in connection with the subject matter of this Employment Agreement (whether oral or written, express or implied, statutory or otherwise) except as specifically set out in this Employment Agreement.
7.8 Governing Law
          This Employment Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.
7.9 Headings
          The division of this Employment Agreement into Articles and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Employment Agreement.
ARTICLE 8: SATISFACTION OF ALL CLAIMS
8.1 Full Satisfaction
          The terms set out in this Employment Agreement, provided that such terms are satisfied by the Company, are in lieu of (and not in addition to) and in full satisfaction of any and all other claims or entitlements which the Executive has or may have upon the termination of the Executive’s employment pursuant to Articles 4 or 5 and the compliance by the Company with these terms will affect a full and complete release of the Company and its parent and their respective affiliates, associates, subsidiaries and related companies from any and all claims which the Executive may have for whatever reason or cause in connection with the Executive’s employment and the termination of it, other than those obligations specifically set out in this Employment Agreement. In agreeing to the terms set out in this Employment Agreement, the Executive specifically agrees to executive a formal release document to that effect and will deliver upon request appropriate resignations from all offices and positions with the Company and its parent and their respective affiliated, associated subsidiary or affiliated. companies if, as and when requested by the Company upon termination of the Executive’s employment within the circumstances contemplated by this Employment Agreement.

ARTICLE 9: DISPUTE RESOLUTION
9.1 Dispute Resolution:
          Should any disagreement, claim or controversy arise between the Executive and the Company with respect to this Employment Agreement, the termination of this Employment Agreement, or with respect to the rights and obligations of the parties under this agreement or flowing from a termination of the Executive’s employment, such dispute shall be settled by confidential final and binding arbitration to be conducted in accordance with the rules of the American Arbitration Association applicable to employment disputes. Any such arbitration will occur in Bethesda, Maryland before a single Arbitrator.
ARTICLE 10: EXECUTIVE ACKNOWLEDGMENT
10.1 Acknowledgment.
The Executive acknowledges that:

(a)	the Executive has had sufficient time to review this Employment Agreement thoroughly;

(b)	the Executive has read and understands the terms of this Employment Agreement and the obligations hereunder;

(c)	the Executive has been given an opportunity to obtain independent legal advice concerning the interpretation and effect of this Employment Agreement; and,

(d)	the Executive has received a fully executed counterpart copy of this Employment Agreement.
          IN WITNESS WHEREOF the parties have executed counterpart copies of this Employment Agreement.

/s/ Denise M. Johnson	/s/ John Prentice

Witness	JOHN PRENTICE

STRATOS GLOBAL CORPORATION

/s/ Denise M. Johnson	By:	/s/ Jim Parm
Witness		JIM PARM
President and CEO

SCHEDULE “A” TO THE EMPLOYMENT
AGREEMENT OF JOHN PRENTICE
REMUNERATION AND BENEFITS
1. Gross Base Salary. The Executive will receive an annual gross base salary in the amount of $200,000 USD effective July 15, 2004, subject to the provisions of Article 3 of the Employment Agreement.
2. Short Term Incentive Plan (“STIP”). The Executive will be eligible for a short-term incentive payment at target of 50% of his gross base salary. While the STIP structure will be reviewed periodically and can be changed by the Board of Directors, for calendar year 2004:
(i)	75% (of the 50%) of the STIP payment will be awarded based on the Company’s achievement of its corporate financial goals; and

(ii)	25% (of the 50%) will be awarded based on the Executive’s achievement of personal objectives.
In calendar year 2004, for the corporate financial component, 100% payment of the 75% is based on the Company’s 100% attainment of financial goals, as set out on an annual basis by the Board. The 100% is currently weighted as follows: revenue (25%), EBITDA (50%) and Net Income (25%).
The personal objectives component will be based on the achievement of personal objectives as approved by the Board. The Board will determinate the level of attainment and the payout.
The following additional terms. are also applicable:
(a)	no STIP payment will be paid unless 80% of the financial results are attained;

(b)	at 80% attainment, 50% of the financial results component of the target will be paid;

(c)	at 100% attainment, 100% of the financial results component of the target will be paid;

(d)	at 120% attainment or greater, 150% of the financial results component of the target will be paid; and

(e)	pro-rating will apply between levels of attainment.

2.1	The Executive and the Company will agree on the applicable structure, threshold and opportunities for future years. The financial results and the personal objectives components for each fiscal year are to be submitted by the Executive to the appropriate committees of the Board for review and final determination or approval by the Board by January 31 of each year. In the event that either or both of the (components are not submitted and/or approved by mid-February, the determination of these components must be set by the Board. The Board’s decision with respect to the financial results components and the personal objectives components in any calendar year is final. The financial results component will be adjusted for overlays for acquisitions and financings, as approved the board at the time of the acquisition, investment or financing.

3.	Long Term Incentive Plan. (On or about July 15, 2004, the Executive will receive an option grant of options valued at 50% of his gross base salary using the Black-Scholes valuation model to calculate option value. One third of these options will vest on each of the first, second and third anniversary dates following the date of the grant. These options will expire 7 years from the date on which they were granted.

3.1	Thereafter, on an annual basis, the Board will make a market competitive option grant to the Executive taking into account the Board’s assessment of the Executive’s performance and market conditions. In this clause, “Market competitive option grant” means a grant that is comparable to grants made to similarly situated Executives in companies of similar size. However, in lieu of granting such options the Board could, in its discretion, offer to provide the Executive with a different type of long term incentive compensation of similar value.

3.2	None of the options granted to the Executive can be exercised before the end of the Executive’s Period of Active Employment as defined in the Employment Agreement US rule and the end of the Restricted Period also as defined in the Employment Agreement, as applicable, except with the prior approval of the Board, which cannot be unreasonably withheld. However, in the two year period prior to the expiry of any set of options, the Executive may exercise such options after providing the Board with 72 hours’ notice of his intention to exercise the expiring options as long as such exercise would not contravene any applicable securities laws, policies or regulations.

3.3	In cases where the Executive seeks prior approval of the Board to exercise options, the Executive shall make such request to the Chairman of the Board or to the Chair of the Compensation Committee of the Board who will have authority to approve such an exercise and will respond to the Executive’s request within 72 hours of receiving it. Both the Executive’s request and the response of the Chair of the Board or the Chair of the Compensation Committee to that request must be in writing.

3.4	The Executive will act in accordance with the Company’s Share Retention Policy at the applicable level when options are exercised.

4.	Other Elements of Compensation. The Executive’s annual compensation package shall also include:
(a)	up to $18,000 USD for annual executive benefits, including the use of a car and other expenses for which receipts are provided;

(b)	participation in the Company’s standard U.S. medical and life insurance programs, including group medical benefits, group life insurance and disability insurance, in accordance with the terms of the Company’s existing group health and insurance plan; and

(c)	four weeks’ vacation annually.
5.	Expenses Incidental to Employment. The Company shall reimburse the Executive in accordance with its normal policies and practice for his travel and other expenses or disbursements reasonably and necessarily incurred or made in connection with the Company’s business.

6.	Deductions. All payments by the Company to the Executive are subject to all necessary deductions and withholdings.

7.	Agreements with Aliant Inc. (“Aliant”). The Company agrees with the executive that it will continue as a member company in good standing in the MTT EPP and pay the annual fees required by its agreement with Aliant dated July 15, 2004 until the earlier of: July 15, 2008, the Executive’s death, the Executive’s resignation from the Company or the Executive’s termination by the Company for cause.

SCHEDULE “B” TO THE EMPLOYMENT
AGREEMENT OF JOHN PRENTICE
INTELLECTUAL PROPERTY, CONFIDENTIALITY, NON-COMPETITION and
NON-SOLICITATION AGREEMENT
For and in consideration of the employment of JOHN PRENTICE (“Prentice”) by Stratos Global Corporation (“Stratos”) as its Senior Vice-President Corporate Services, Prentice agrees as follows:
1.	Prentice shall disclose immediately to Stratos all discoveries, inventions and developments to any intellectual property or any improvements to any discoveries or inventions and developments to any intellectual property made, conceived or first reduced to practice by Prentice, either solely or jointly with others, during his employment at Stratos which in any way relates to the existing or contemplated scope of Stratos’ business or logical extension thereof. At the expense of Stratos, and when requested (either during or subsequent to the contract), Prentice shall promptly execute patent application papers, assignments, and any other documents necessary and do all he thinks necessary to protect such discoveries, inventions, or improvements and assigns all rights respecting such discoveries, inventions, or improvements to Stratos.

2.	Prentice acknowledges that as Senior Vice President Corporate Services, and in any other position as he may be appointed to, Prentice is a fiduciary and will acquire information about certain matters and things which are confidential to Stratos (which, for the purpose of this Schedule B, includes its subsidiaries and affiliated companies) which information is the exclusive property of Stratos including, but not limited to, all information in respect of:
3.	financial information;

4.	marketing, pricing and sales policies, techniques and concepts;

5.	business strategies, plans and objectives;

6.	product design and manufacturing information; and

7.	trade secrets.
3.	Prentice acknowledges that the information referred to in paragraph 2 of this Schedule B and any other confidential information could be used to the detriment of Stratos. Accordingly, Prentice undertakes, covenants and agrees to treat confidentially all such information and to not disclose any such information to any third party, or use for the benefit of himself or any third party, either during his employment with Stratos, except as may be necessary in the proper discharge of his employment under this agreement, or after the date of termination of Prentice’s employment, however caused, except with the prior written approval of Strators, unless Prentice can reasonably prove on the balance of probabilities that the information was either (i) in the public domain, or (ii) was previously disclosed by Stratos without restriction on its use.
4.	Without in any way limiting Practice’s fiduciary obligations to Stratos, Prentice agrees that for a period of one year after his Period of Active Employment ends (the “Non Competitive Period”), Prentice will not:
(i)	directly or indirectly, become financially interested in, be employed by in a similar capacity, or render any consultation or business advice with respect to, any business that is materially competitive with Stratos in the business of the retail distribution of remote mobile and fixed communication services to the same customers serviced by Stratos (the Business”) other than as a passive investor in a publicly traded corporation of which he owns not more than five percent (5%) of the outstanding shares;

(ii)	solicit any Stratos customer with whom he has had material business contact in the 2 year period prior to the end of his active employment to remove its business from or reduce its business with Stratos;

(iii)	take any action that will impair relations with customers and suppliers of Stratos; or

(iv)	solicit any employee of Stratos to terminate his/her employment or hire any employee of Stratos.
Prentice acknowledges that the Business is conducted globally, and that the territorial and time limitations set forth in this Paragraph 4 are reasonable and properly required for the adequate protection of the Business of Stratos. In the event any such territorial or time limitation is deemed to be unreasonable by a court of competent jurisdiction, Prentice agrees to the reduction of the territorial or time limitation to the area or period which such court shall consider reasonable.

Any failure by Prentice to comply with the provisions of this Paragraph 4 shall relieve Stratos of any of its obligations pursuant to the Employment Agreement.
5.	Prentice further agrees to refrain from making any statements or comments of a defamatory or disparaging nature to third parties regarding Stratos or its officers, directors, personnel, business or affiliates, and shall refrain from making any statements or comments publicly or to remembers of the investment community without the prior written approval of Stratos.

6.	Prentice understands and agrees that Stratos shall suffer irreparable harm in the event that Prentice breaches any of Prentice’s obligations under this Schedule B and that monetary damages shall be inadequate to compensate Stratos for such breach. Accordingly, Prentice agrees that, in the event of a breach or threatened breach by Prentice of any of the provisions of this Schedule B, Stratos shall, in addition to and not in limitation of any other rights, remedies or damages available to Stratos at law or in equity, be entitled to an interim injunction, interlocutory injunction and permanent injunction in order to prevent or to restrain any such breach by Prentice, or by any or all of Practice’s partners, co-ventures, employers, employees, servants, agents, representatives and any and all persons directly or indirectly acting for, on behalf of or with Prentice.
7.	If any portion of the restrictions set forth in this Schedule B should, for any reason whatsoever, be declared invalid by a court of competent jurisdiction, the validity or enforceability of the remainder of such restrictions shall not be adversely affected.

8.	Each of the parties acknowledges and agrees that the restrictions contained in this Schedule B are reasonable and valid and all defenses to their strict enforcement are waived by each party.

9.	The provisions of this Schedule B shall survive the termination of this Employment Agreement and shall be binding upon the parties after Prentice ceases to be an employee of Stratos.

Denise M. Johnson WITNESS	/s/ John Prentice JOHN PRENTICE
DATE: 8/17/04